Securities Act Registration No. 333 -146552

Investment Company Act Registration No. 811 -22131

FORM N-1A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.___ ☐

Post-Effective Amendment No. 36 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 37 ☒

(Check appropriate box or boxes.)

Miller Investment Trust

(Exact Name of Registrant as Specified in Charter)

20 William Street, Suite 310

Wellesley, Massachusetts 02481

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (781) 416-4000

Greg Miller

20 William Street, Suite 310

Wellesley, Massachusetts 02481

(Name and Address of Agent for Service)

With copy to:

Bibb L. Strench, Esq.

Thompson Hine LLP 1919 M Street, N.W. Suite 700

Washington, D.C. 20036

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The Prospectus and Statement of Additional Information, each in the form dated March 14, 2022, pursuant to Rule 497(c) under the Securities Act of 1933, as amended (File No. 333-146552), are incorporated herein by reference.

This amendment is being filed in order to file the following as Exhibits to the Registration Statement:

Exhibit No. 28(d)(d.8): Addendum to the Management Agreeement for the Miller Mark Neutral Income Fund;

Exhibit No. 28(h)(h.13): Amendment to the Expense Limitation Agreement for Millet Market Neutral Income Fund.

PART C

OTHER INFORMATION

Item 28. Financial Statements and Exhibits.

(a) Articles of Incorporation.

(a.1) Copy of Registrant's Amended and Restated Declaration of Trust was previously filed in Pre-Effective Amendment No. 1 on December 21, 2007 and is incorporated by reference herein.

(a.2) Amendment to Schedule A to the Declaration of Trust was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated by reference herein.

(a.3) Establishment and Designation of Classes of Shares of Beneficial Interest and Certificate of Name Change with respect to Miller Convertible Bond Fund was previously filed in Post-Effective Amendment 14 on December 5, 2013 and is incorporated by reference herein.

(a.4) Establishment and Designation of Series and Classes of Shares with respect to Miller Convertible Plus Fund and Miller Intermediate Bond Fund was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(b) By-Laws. Copy of Registrant's By-Laws was previously filed in the Trust’s Registration Statement on October 5, 2007 and is incorporated herein by reference.

(c) Instruments Defining Rights of Security Holder. None (other than in the Amended and Restated Declaration of Trust and By-Laws of the Registrant and the Amended and Restated Rule 18f-3 Plan of the Registrant).

(d) Investment Advisory Contracts.

(d.1) Management Agreement for the Miller Convertible Bond Fund was previously filed in Pre-Effective Amendment No. 1 on December 21, 2007 and is incorporated herein by reference.

(d.2) Letter Agreement for Class NF Class shares of Miller Convertible Bond Fund was previously filed in Post-Effective Amendment No. 12 on February 28, 2013 and is incorporated herein by reference.

(d.3) Investment Advisory Agreement for the Miller Convertible Plus Fund was previously filed in Post-Effective Amendment No. 17 on July 15, 2014 and is incorporated herein by reference.

(d.4) Investment Advisory Agreement for the Miller Intermediate Bond Fund was previously filed in Post-Effective Amendment No. 17 on July 15, 2014 and is incorporated herein by reference.

(d.5) Addendum to the Management Agreement for the Miller Convertible Bond Fund was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(d.6) Addendum to the Investment Advisory Agreement for the Miller Convertible Plus Fund was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(d.7) Addendum to the Investment Advisory Agreement for the Miller Intermediate Bond Fund was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(d.7) Management Agreement for the Miller Market Neutral Income Fund was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(d.8) Addendum to the Management Agreement for the Miller Market Neutral Income Fund is filed herewith.

(e)	Underwriting Agreement between the Trust and Northern Lights Distributors, LLC, dated February 1, 2019 was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(e.1) Amended Schedule A and B to the Underwriting Agreement between the Trust and Northern Lights Distributors, LLC was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(f) Bonus or Profit Sharing Contracts. None.

(g.1) Custodian Agreement. Custody Agreement with the Bank of New York was previously filed in Pre-Effective Amendment No. 1 on December 21, 2007 and is incorporated herein by reference.

(g.2) Amendment to the Custody Agreement with the Bank of New York was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(g.3) Second Amendment to the Custody Agreement with the Bank of New York was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(h) Other Material Contracts.

(h.1) Fund Services Agreement with Gemini Fund Services, LLC was previously filed in Post-Effective Amendment No. 5 on February 23, 2011 and is incorporated herein by reference.

(h.2) Amendment to Fund Services Agreement with Gemini Fund Services, LLC was previously filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(h.3) Consulting Agreement with Northern Lights Compliance Services, LLC was filed in Post-Effective

Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(h.4) Shareholder Servicing and Processing Plan was previously filed in Post-Effective Amendment 14 on December

5, 2013 and is incorporated by reference herein.

(h.5) Expense Limitation Agreement for the Miller Intermediate Bond Fund and Miller Convertible Plus Fund was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(h.6) Amendment to Fund Services Agreement with Gemini Fund Services, LLC was filed in Post-Effective Amendment No. 22 on February 27, 2017 and is incorporated by reference herein.

(h.7) Amendment to the Expense Limitation Agreement for the Miller Intermediate Bond Fund and Miller Convertible Plus Fund was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference

(h.8) Amendment to the Expense Limitation Agreement for the Miller Intermediate Bond Fund was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(h.9) Amendment to Fund Services Agreement with Gemini Fund Services, LLC was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(h.10) Fund Services Agreement with Ultimus Fund Solutions, LLC was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(h.11) Amendment to the Expense Limitation Agreement adding Miller Market Neutral Income Fund was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(h.12) Amendment to the Consulting Agreement with Northern Lights Compliance Services, LLC was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(h.13) Amendment to the Expense Limitation Agreement for Miller Market Neutral Income Fund is filed herewith.

(i) Legal Opinion of Thompson Hine LLP was previously filed in Post-Effective Amendment No. 35 on February 28, 2022 and is incorporated herein by reference.

(j) Consent of the Independent Registered Public Accounting Firm. None.

(k) Omitted Financial Statement. None.

(l) Initial Capital Agreements. Subscription Agreement between the registrant and the Initial investor was previously filed in Pre-effective Amendment No. 1 on December 21, 2007 and is incorporated herein by reference.

(m) Rule 12b-1 Plan.

(m.1) Revised Distribution Plan Pursuant to Rule 12b-1 and the Addendum to the revised plan of Distribution Pursuant to Rule 12b-1 for the Class A Shares of the Miller Convertible Bond Fund was previously filed in Post-effective Amendment No. 1 on February 25, 2009 and is incorporated herein by reference.

(m.2) Rule 12b-1 Plan for Class C Shares of the Miller Convertible Bond Fund was previously filed in Post-Effective Amendment No. 3 on December 21, 2009 and is incorporated herein by reference.

(m.3) Plan of Distribution Pursuant to Rule 12b-1 for Class A shares of the Miller Convertible Plus Fund was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(m.4) Plan of Distribution Pursuant to Rule 12b-1 for Class C shares of the Miller Convertible Plus Fund was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(m.5) Plan of Distribution Pursuant to Rule 12b-1 for Class A shares of the Miller Intermediate Bond Fund was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(m.6.) Plan of Distribution Pursuant to Rule 12b-1 for Class C shares of the Miller Intermediate Bond Fund was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(m.7) Revised Rule 12b-1 Plan for Class A Shares for the Miller Convertible Bond Fund and the Miller Market Neutral Income Fund was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(m.8) Revised Rule 12b-1 Plan for Class C Shares for the Miller Intermediate Bond Fund and the Miller Market Neutral Income Fund was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(n) Rule 18f-3 Plan.

(n.1) Amended and Restated Rule 18f-3 Plan was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(n.2) Amended and Restated Rule 18f-3 Plan was previously filed in Post-Effective Amendment No. 34 on October 21, 2021 and is incorporated herein by reference.

(o) Reserved.

(p) Code of Ethics.

(p.1) Code of Ethics for the registrant was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

(p.2) Code of Ethics for the Adviser was previously filed in Post-Effective Amendment No. 31 on March 1, 2021 and is incorporated herein by reference.

(p.3) Code of Ethics for the Underwriter was filed in Post-Effective Amendment 16 on May 1, 2014 and is incorporated herein by reference.

(q)

(q.1) Powers of Attorney dated November 18, 2015 was previously filed on February 26, 2016 and is incorporated herein by reference.

(q.2) Powers of Attorney dated October 29, 2019 was previously filed in Post-Effective Amendment No. 29 on February 28, 2020 and is incorporated herein by reference.

Item 29. Control Persons. None.

Item 30. Indemnification.

Reference is made to Article VI II, Section 2 of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which was previously filed in Pre-Effective Amendment No. 1 on December 21, 2007, and amended pursuant to the Amendment to Schedule A which was filed in Post-Effective Amendment 16, and is incorporated by reference herein, that provides for the indemnification of the Registrant’s Officers and Trustees, subject to certain limitations of liability. Further, reference is made to Section 8 of the Underwriting Agreement between the Registrant and Northern Lights Distributors, LLC (“NLD”), that provides for the indemnification of NLD and its officers, managers, and controlling persons, subject to certain limitations. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officer’s liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Business and Other Connections of the Investment Adviser.

Wellesley Investment Advisors, Inc., 20 William Street, Wellesley, Massachusetts 02481, adviser to the Miller Convertible Bond Fund, Miller Convertible Plus Fund, Miller Intermediate Bond Fund and Miller Market Neutral

Income Fund, is a registered investment adviser. Additional information about the adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and in the adviser’s Form ADV, file number 801-61288.

Item 32. Principal Underwriter.

(a) Northern Lights Distributors, LLC (“NLD”), the principal underwriter of the Registrant, also acts as principal underwriter for the following:

Absolute Core Strategy ETF, Advisor One Funds, Arrow ETF Trust, DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow Dogs of the World ETF, Arrow DWA Country Rotation ETF, Arrow ETF Trust, Ballast Small/Mid Cap ETF, Boyar Value Fund Inc., Copeland Trust, Humankind Benefit Corporation, Miller Investment Trust, Mutual Fund and Variable Insurance Trust, Mutual Fund Series Trust,  New Age Alpha Trust, Northern Lights Fund Trust, Northern Lights Fund Trust II, Northern Lights Fund Trust III, Northern Lights Fund Trust IV, Northern Lights Variable Trust, PREDEX, Princeton Private Investment Access Fund, The North Country Funds, The Saratoga Advantage Trust, Tributary Funds, Inc., Two Roads Shared Trust, and Uncommon Investment Funds Trust(b) NLD is registered with Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The principal business address of NLD is 4221 North 203rd Street, Suite 100 Elkhorn, Nebraska 68022-3474. NLD is an affiliate of Ultimus Fund Solutions, LLC. To the best of the Registrant’s knowledge, the following are the members and officers of NLD:

Name	Positions and Offices with Underwriter	Positions and Offices with the Trust
Kevin Guerette	President	None
Stephen Preston	Treasurer, Chief Compliance Officer, Finance and Operations Principal, and AML Compliance Officer	None
William J. Strait	Manager, Secretary, and General Counsel	None
Melvin Van Cleave	Chief Information Securities Officer	None
David James	Manager	None

(c) The following table sets forth all commissions and other compensation received, directly or indirectly, from the Funds during the last fiscal year by each principal underwriter who is not an affiliated person of the Funds or any affiliated person of an affiliated person:

Fund	Net Underwriting Discounts and Commissions	Compensation on Redemptions and Repurchases	Brokerage Commissions	Other Compensation
Miller Convertible Bond Fund Class A	$9,320	$0	$0	*
Miller Convertible Bond Fund Class C	$0	$0	$0	*
Miller Convertible Plus Fund- Class A	$0	$0	$0	*
Miller Convertible Plus Fund- Class C	$0	$0	$0	*
Miller Intermediate Bond Fund - Class A	$0	$0	$0	*
Miller Intermediate Bond Fund - Class C	$0	$0	$0	*
* The Distributor received $0 from the Adviser as compensation for its distribution services to the Funds.
The Distributor also receives 12b-1 fees from the Funds as described under the following section entitled “Rule 12b-1 Plan”.

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940, as amended and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant, Adviser, Principal Underwriter, Transfer Agent, Fund Accountant, Administrator and Custodian at the addresses stated in the Statement of Additional Information.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Wellesley, Commonwealth of Massachusetts, on the 17th day of March, 2022.

Miller Investment Trust*

*By: /s/ Michael Miller

Michael Miller

Attorney-in-Fact

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities indicated on the dates indicated.

Name	Title	Date
/s/ Michael Miller	Secretary, Treasurer	March 17, 2022
Greg Miller*	President, Principal Executive Officer, Principal Fnancial Officer, and Trustee	March 17, 2022
Michael Blank*	Trustee	March 17, 2022
Neal Chorney*	Trustee	March 17, 2022
Daniel Mainzer*	Trustee	March 17, 2022

*By: /s/ Michael Miller

Michael Miller

Attorney-in-Fact pursuant to Powers of Attorney previously filed on February 28th, 2020.

Exhibit Index

Exhibit	Exhibit No.
Addendum to Management Agreement for Miller Market Neutral Income Fund	EX-99-28.(d)(d.8)
Amendment to the OELA for Miller Market Neutral Income Fund	EX-99-28.(h)(h.13)